Exhibit 21

Movie Gallery, Inc.

Lists of Subsidiaries

The voting stock of each entity shown indented is owned by the entity immediately above which is not indented to the same degree.

The subsidiary information below is as of December 1, 2008.

Name of Subsidiary	State, Province or Country of Incorporation
Movie Gallery US, LLC	Delaware
MG Real Estate, LLC	Delaware
Movie Gallery Canada, Inc.	New Brunswick
Movie Gallery Mexico Inc., S de R.L. de C.V. (LP)(1% owned by Movie Gallery US, LLC; remaining 99% owned by Movie Gallery, Inc.)	Mexico
Hollywood Entertainment Corporation	Virginia
HEC Real Estate, LLC	Delaware